Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On April 26, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the text of an announcement sent to all employees of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on June 8, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Announcement:

Audience:	All Employees

Headline:	TiO2 Organizational Announcement Pending the Close of Our Proposed Business Combination with Millennium

From:	Bart de Jong

Today I am pleased to announce the planned top-level reporting structure for the TiO2 business. When I become the General Manager, TiO2, at the close of our proposed transaction with Millennium, four functions will report directly to me: Global Manufacturing, Research & Development, Sales & Marketing, and Supply Chain.

All of these functions will continue to be operated out of Baltimore, Md., with business and support resources necessary for the ongoing needs of the business.

Upon the close of the proposed business combination with Millennium it is anticipated that:

Brian Goedke will become Vice President of the global Manufacturing organization, with responsibility for Millennium’s titanium dioxide facilities in the United States, France, United Kingdom, Australia and Brazil. All site directors will report directly to Brian. In addition, a global manufacturing support function will be established, also reporting to Brian, which will support the achievement of global consistency in manufacturing practices and play a key role in assuring that manufacturing best practices are shared between Lyondell, Equistar and Millennium. The Quality group which currently reports to the Corporate Safety, Health and Environment (SHE) organization will report into this new manufacturing support function. The TiO2 Central Engineering and Technology function will report directly to the Lyondell Engineering organization with a dotted line to Brian. The Health, Safety and Environmental function also will report into Lyondell with a dotted line to Brian.

Gary Cianfichi will continue as Vice President of the global Marketing and Sales organization for TiO2 and Performance Chemicals. No material organizational changes are anticipated.

Bob Daniels will continue as Vice President of global TiO2 Research and Development (R&D), which will continue to be coordinated out of the RCB research facility. Upon the close of the proposed transaction, the Acetyls R&D activities will be reporting into the Lyondell (Intermediate Chemicals & Derivatives) R&D organization.

Clever Fonseca will continue as Vice President, global TiO2 Supply Chain. In this capacity he will have responsibility for both “sell” side and “buy” side supply chain functions. As part of supporting the Manufacturing organization in achieving lower controllable costs, Clever will continue to be responsible for the mining operations in Brazil. In addition, the Ferrica Products business will also report to Clever, and he will provide executive-level direction to the Six Sigma activities.

The Integration Team is working diligently to complete the proposed design for the various TiO2 support functions as well as the Acetyls organization, and we expect to be able to announce the planned leadership roles for these organizations shortly.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

In addition, on April 26, 2004, Lyondell filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.